FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

International Customer Advisory Board Opposes Oracle Bid for PeopleSoft

Wednesday June 25, 6:00 am ET

ICAB States Oracle’s Bid not in Best Interest of Customers

FAIRHAVEN, Mass.—(BUSINESS WIRE)—June 25, 2003—PeopleSoft’s (Nasdaq:PSFT - News) International Customer Advisory Board (ICAB), an independent 17 member organization representing PeopleSoft’s 5,100 customers worldwide, announced today that it firmly supports the Board of Director’s June 20 announcement to reject Oracle’s revised tender offer.

“One of the critical functions of the ICAB is to advocate for the best interests of PeopleSoft’s customers and advise PeopleSoft executive management on strategic issues. Representing PeopleSoft’s customers in a broad spectrum of industries and geographies, the ICAB believes that continued healthy competition in the enterprise software market will benefit customers by providing them with a broader choice of applications and platforms,” said Peg Nicholson, president of the PeopleSoft ICAB. “Oracle’s expressed intention to discontinue the PeopleSoft product line is of grave concern to organizations that have chosen PeopleSoft applications to run their businesses. We feel strongly that an Oracle acquisition of PeopleSoft would reduce competition and force PeopleSoft users to migrate from their current applications and possibly database platforms — this unnecessary, expensive and risky effort is clearly not in the best interest of PeopleSoft customers.”

“The ICAB will continue to support what we believe to be the best interests of all customers in opposing this threat to our collective investments in PeopleSoft’s technology and products. The ICAB recommends that customers and potential customers of PeopleSoft take every opportunity to register their concern with this clearly anticompetitive tender offer,” added Nicholson.

The PeopleSoft ICAB is comprised of leading organizations from each of the four global regions — Asia Pacific, Latin America, North America, and Europe/Middle East/Africa — representing a cross section of products and industries.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.